Exhibit 99.1

Kamada Announces Collaboration Agreement with Yissum for Development of a
Recombinant Human Alpha 1 Antitrypsin

Goal of Collaboration is to Maximize Protein Yields and Functionality

NESS ZIONA, Israel – November 15, 2016 – Kamada Ltd. (NASDAQ and TASE: KMDA), a plasma-derived protein therapeutics company focused on orphan indications, announced today that it has signed a collaboration agreement with Yissum Research Development Company of the Hebrew University of Jerusalem, for the development of an efficient and robust eukaryotic expression system for recombinant human Alpha 1 Antitrypsin (rhAAT).  The goal of this development work is to maximize protein yields and functionality.

The collaboration will be led by Dr. Tsafi Danieli, Head of the Protein Expression Facility at Hebrew University.  Dr. Danieli has a vast amount of experience in recombinant DNA technologies and protein production systems.

“We are pleased to be working with the Hebrew University on the development of a recombinant human Alpha 1 Antitrypsin, as they are experts in recombinant DNA technologies and protein production systems,” said Amir London, Kamada’s Chief Executive Officer.  “We initiated our development activities in the rhAAT field several years ago in preparation for future increased demand for AAT resulting from greater awareness of AAT deficiency, as well as potential additional indications for Alpha 1 Antitrypsin, which are currently in clinical development. Upon completion of the current work with Yissum, we intend to begin GMP-manufacturing scale up activities.  Our collaboration with Yissum is intended to maintain our innovative global leadership in the area of AAT development in multiple indications.”

“The development of an effective recombinant human Alpha 1 Antitrypsin is an important undertaking and would address a significant unmet therapeutic development need,” said Yaacov Michlin, President and CEO of Yissum.  “We are excited to collaborate with Kamada on this key project, as our work will result in expanding the range of new technologies and analytical methods essential for the development of therapeutic proteins.”

Kamada has previously developed analytical methods (physicochemical, biochemical, in-vitro, and in-vivo) that will help identify and characterize functional rhAAT.  In addition, the Company has established a significant understanding of a favorable expression system and growth conditions required to successfully develop an effective rhAAT.

About Kamada
Kamada Ltd. is focused on plasma-derived protein therapeutics for orphan indications, and has a commercial product portfolio and a robust late-stage product pipeline. The Company uses its proprietary platform technology and know-how for the extraction and purification of proteins from human plasma to produce Alpha-1 Antitrypsin (AAT) in a highly-purified, liquid form, as well as other plasma-derived Immune globulins.  AAT is a protein derived from human plasma with known and newly-discovered therapeutic roles given its immunomodulatory, anti-inflammatory, tissue-protective and antimicrobial properties. The Company’s flagship product is GLASSIA®, the first and only liquid, ready-to-use, intravenous plasma-derived AAT product approved by the U.S. Food and Drug Administration. Kamada markets GLASSIA® in the U.S. through a strategic partnership with Baxalta (now part of Shire plc) and in other counties through local distributors.  In addition to GLASSIA®, Kamada has a product line of seven other pharmaceutical products administered by injection or infusion, that are marketed through distributors in more than 15 countries, including Israel, Russia, Brazil, India and other countries in Latin America and Asia. Kamada has five late-stage plasma-derived protein products in development, including an inhaled formulation of AAT for the treatment of AAT deficiency for which a MAA was submitted to the EMA after completing a pivotal Phase 2/3 clinical trials in Europe.  Kamada has also completed its Phase 2 clinical trials in the U.S for the treatment of AAT deficiency with inhaled AAT. In addition, Kamada's intravenous AAT is in development for other indications such as type-1 diabetes, GvHD and prevention of lung transplant rejection. Kamada also leverages its expertise and presence in the plasma-derived protein therapeutics market by distributing more than 10 complementary products in Israel that are manufactured by third parties.

About Yissum
Yissum Research Development Company of the Hebrew University of Jerusalem Ltd. was founded in 1964 to protect and commercialize the Hebrew University’s intellectual property. Products based on Hebrew University technologies that have been commercialized by Yissum currently generate $2 billion in annual sales. Ranked among the top technology transfer companies in the world, Yissum has registered over 9,325 patents covering 2,600 inventions; has licensed out 880 technologies and has spun out 110 companies including Mobileye, BriefCam, CollPlant and Qlight Nanotech. Yissum’s business partners span the globe and include companies such as Syngenta, Monsanto, Roche, Novartis, Microsoft, Johnson & Johnson, Merck, Intel, Teva and many more. For further information please visit www.yissum.co.il.

Cautionary Note Regarding Forward-Looking Statements
This release includes forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995.  Forward-looking statements are statements that are not historical facts, such as statements regarding assumptions and results related to financial results forecast, commercial results, timing and results of clinical trials and EMA and U.S. FDA submissions and authorizations.  Forward-looking statements are based on Kamada’s current knowledge and its present beliefs and expectations regarding possible future events and are subject to risks, uncertainties and assumptions.  Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors including, but not limited to, unexpected results of clinical trials, delays or denial in the U.S. FDA or the EMA approval process, additional competition in the AATD market or further regulatory delays.  The forward-looking statements made herein speak only as of the date of this announcement and Kamada undertakes no obligation to update publicly such forward-looking statements to reflect subsequent events or circumstances, except as otherwise required by law.

CONTACTS:

Gil Efron Chief Financial Officer ir@kamada.com	Bob Yedid LifeSci Advisors 646-597-6989 bob@lifesciadvisors.com